Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Extension of IVS Bulk Joint Venture, Closing of Financing Arrangement and Further Share Repurchases

Singapore, December 2, 2019: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or the "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced the extension of its IVS Bulk joint venture, the closing of a financing arrangement and further share repurchases.

Grindrod Shipping has extended the termination date of its IVS Bulk joint venture from November 30, 2019 to December 31, 2019 as we continue to progress the transaction agreed in principle with the joint venture partners whereby the Company would acquire an additional 33.25% stake from one of the partners with the other partner retaining its 33.25% stake, as well as the negotiations with lenders to refinance all of the existing debt of IVS Bulk and provide us sufficient capital to acquire the additional 33.25% stake. We can provide no assurance that we will complete the acquisition until such time that agreements have been finalized and the financing has been obtained.

Further to the previous announcement regarding an agreed financing arrangement in respect of IVS Magpie, we are pleased to confirm that the transaction closed on November 20, 2019. On closing, the financing generated approximately $5.4 million of cash for the Company after settling the debt associated with the vessel.

Pursuant to the Company’s previously approved share repurchase authority granted by shareholders at the last Annual General Meeting on May 29, 2019, the Company has acquired  ordinary shares in the open market in addition to those detailed in our previous announcement on October 30, 2019. Over the period from and including October 30, 2019 through and including November 29, 2019 a combined total of 153,915 ordinary shares has been acquired on NASDAQ and the JSE. The repurchased shares were acquired at an average price per share over such period of $7.00, or ZAR 102.64 based on an indicative ZAR/USD exchange rate of 14.67, before costs. As a result a combined total of 233,243 ordinary shares has been acquired on NASDAQ and the JSE over the period from the end of the second fiscal quarter through and including November 29, 2019 at an average price per share over such period of $6.57, or ZAR 96.39 based on an indicative ZAR/USD exchange rate of 14.67, before costs.  The timing and amount of any repurchases are in the sole discretion of the Company, and depend on legal requirements, market conditions, stock price, alternative uses of capital and other factors. Repurchases of ordinary shares may take place in privately negotiated transactions and/or open market transactions.  The repurchase authority expires at the next Annual General Meeting, unless renewed, and may be suspended or terminated by the Company at any time without prior notice.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers on the water with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and two small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC.  Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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